May 5, 2005

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0308

Attention:  Larry Spirgel, Assistant Director

RE:	Hickory Tech Corporation
Form 10-K for the fiscal year ended December 31, 2004
File No. 0-13721

Ladies and Gentlemen:

We are responding to the letter dated April 21, 2005 (the “Comment Letter”) from Larry Spirgel, Assistant Director in the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are HickoryTech’s responses provided to the comments of the Commission staff (the “Staff”) set forth in the Comment Letter.  For ease of reference in this letter, each of the Staff’s comments contained in the Comment Letter appears directly above our corresponding response.

Form 10-K for the year ended December 31, 2004

Item 9A. Control and procedures, page 52

Control and procedures

1.                                       We note your disclosure that “the Company’s management, including the respective persons acting as chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (or its consolidated subsidiaries) required to be included in the reports it files or submits under the Exchange Act”.  Please confirm in your response letter, if true, that the Company’s management, including the respective persons acting as chief executive officer and chief financial officer, concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.  See Rule 13a-15(e) of the Securities Exchange Act.  Alternatively, you may simply state, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective.  Please also revise your future filings accordingly.

                Response:  We note the Staff’s comment.  We hereby confirm that, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective during the period covered by the above report. We will revise future filings to state, if true, that our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective.

2.                                       We note in last sentence that “There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls.” Please confirm in writing whether there was any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the above report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please see Item 308(c) of Regulation S-K.  Please also revise your future filings accordingly.

                Response:  We note the Staff’s comment.  We hereby confirm that, during the period covered by the above report, there were no changes in our internal control over financial reporting (as defined in Rule 13(a)-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  We will revise our future filings accordingly.

* * * * *

As requested in the Comment Letter, Hickory Tech acknowledges that:

•                  HickoryTech is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  HickoryTech may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information, or if any questions should arise in connection with this submission, please feel free to call me at (507) 387-1713 or send me a fax at (507) 625-9191.

Sincerely,

HICKORYTECH CORPORATION

/s/ David A. Christensen

David A. Christensen

Chief Financial Officer

cc:  Philip E. Bauer